EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of this 7th day of January 2010 (the “Execution Date”), by and between (i) TOPS MARKETS, LLC (or its assignee(s)), a New York limited liability company, having a place of business at 6363 Main St., Williamsville, NY 14221(“Buyer”), and (ii) THE PENN TRAFFIC COMPANY and its affiliated entities (collectively, “Seller”), a Delaware corporation, as successor to P & C Food Markets, Inc., having a place of business at 1200 State Fair Boulevard, P.O. Box 4965, Syracuse, New York 13206. Capitalized terms used in this Agreement are defined or cross-referenced in Exhibit A.

BACKGROUND

A.                                   On November 18, 2009 (the “Petition Date”), Seller commenced voluntary cases for reorganization (collectively, the “Bankruptcy Case”) under Chapter 11 of the Bankruptcy Code, 11 U.S.C. §§ 101 et seq. (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and docketed as Case No. 09-14078 (PJW) (Jointly administered).

B.                                     Seller operates, among others, the supermarkets set forth on Exhibit B, some of which contain pharmacies (collectively, the “Supermarkets,” and collectively, the pharmacies within such Supermarkets are referred to herein as the “Pharmacies”).

C.                                     Buyer desires to purchase substantially all of Seller’s assets, including the Acquired Assets, which include, without limitation, the Supermarkets and certain of the assets used in the operation of the Supermarkets and assume the Assumed Liabilities from Seller, and Seller desires to sell, convey, assign and transfer to Buyer such assets, together with the Assumed Liabilities on the terms and conditions set forth in this Agreement.  In addition, Buyer desires to act as agent for Seller in connection with the sale or other disposition of certain of the assets, including, without limitation, conducting going-out-of-business, store closings, or similar sales on behalf of Seller with respect to certain of the Supermarkets and assets of Seller, all in the manner and subject to the terms and conditions set forth in this Agreement and in accordance with sections 105, 363 and 365 and other applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, the Federal Rules of Bankruptcy Procedures and Local Rules of the Bankruptcy Court (the “Bankruptcy Rules”).

D.                                    The Acquired Assets and Assumed Liabilities are assets and liabilities of Seller and are to be purchased and assumed by Buyer pursuant to an order or orders, in a form or forms reasonably acceptable to the parties (collectively, the “Bankruptcy Sale Order”), approving such sale pursuant to sections 105, 363 and 365 of the Bankruptcy Code, free and clear of liens, claims, encumbrances and interests, except for the Assumed Liabilities, which order will include the authorization for the assumption by Seller and assignment to Buyer of the Acquired Contracts and liabilities thereunder in accordance with section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth in this Agreement and the Bankruptcy Sale Order, and in accordance with other applicable provisions of the Bankruptcy Code and Bankruptcy Rules.

E. All capitalized terms and phrases not defined above and as used below shall have those meanings or definitions ascribed to each as set forth in Exhibit A appended hereto and made a part hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and  Buyer hereby agree as follows:

ARTICLE 1.  PURCHASE AND SALE OF THE ACQUIRED ASSETS

SECTION 1.1 Transfer of Acquired Assets.  At the Closing, and upon the terms and conditions set forth in this Agreement, Seller shall sell to Buyer, and Buyer shall acquire from Seller, all right, title and interest of Seller in, to and under the Acquired Assets, free and clear of all Liens, Claims and interests including pursuant to the Bankruptcy Code, including Sections 363 and 365 thereof, after giving effect to the Bidding Procedures Order and the Bankruptcy Sale Order, except for the Assumed Liabilities (except for such permitted encumbrances identified by the Seller in Schedule 3.2(b) hereto).  “Acquired Assets” shall mean all of the assets of Seller, wherever located (excluding the Excluded Assets), including, without limitation, the following:

(a)                                  All equipment, machinery, tools, implements, registers, displays, furniture, fixtures, forklifts, trucks, other vehicles and improvements of Seller including, without limitation, those listed on Schedule 1.1(a) (the “Owned Machinery and Equipment”), and all spare parts associated with the Owned Machinery and Equipment, wherever located, including with respect to any spare parts owned by Seller and stored with a maintenance vendor for the Supermarkets or otherwise;

(b)                                 All of Seller’s right, title and interest in and to Contracts relating to Seller’s business set forth under Column A on Schedule 5.6 as provided in Section 5.6, and any and all amendments, ratifications or extensions of the foregoing, together with all rights, privileges, and benefits of Seller thereunder (collectively, the “Acquired Contracts”) including all records, files, folders and information of Seller that pertain to the Acquired Contracts, and Buyer shall have to right designate additional Acquired Contracts or otherwise modify the list of Contracts that shall be Acquired Contracts in its sole discretion at any time prior to Closing in accordance with Section 5.6;

(c)                                  All right, title and interest of Seller in owned real property and all rights of Seller under each real property lease that is designated to be an Acquired Contract pursuant to Section 1.1(b) and Section 5.6, together with Seller’s interests in and to all improvements and fixtures under each such real property lease, and other appurtenances thereto, and Seller’s rights in respect thereof;

(d)                                 All documents that are used in, held for use in or intended to be used in,

or that arise in connection with, or are necessary to carry on or are related to the operation of Seller’s business, including documents relating to products, services, marketing, advertising, promotional materials, personnel files for employees and all files, customer files and documents (including credit information), account agreements, books and records required to be maintained in connection with Seller’s business under applicable law, compliance manuals, supervisory policies and procedures, customer lists, supplier lists, records, literature and correspondence, whether or not physically located at any of the Supermarkets, but excluding (i) personnel files for former employees of Seller, (ii) such files as may be required under applicable law regarding privacy, (iii) documents which Seller is not permitted to transfer pursuant to any contractual confidentiality obligation owed to any third party, and (iv) any documents primarily related to any Excluded Assets; provided, however, if Buyer determines in its sole discretion to purchase documents subject to applicable law regarding privacy related to Seller’s business, all costs of a privacy ombudsman to the extent that the Bankruptcy Court requires a privacy ombudsman to be appointed shall be paid for by Buyer;  provided, however, that no decision to commence an ombudsman process shall be made if that decision should delay closing after January 28, 2010;

(e)                                  All Pharmacy Records, including continued access to computer files retained by Seller for any and all other Pharmacies operated by Seller (irrespective of whether any such Pharmacy was operated in the Supermarkets or elsewhere) but excluding such files as may be required under applicable law regarding privacy; provided, however, if Buyer determines in its sole discretion to purchase Pharmacy Records subject to applicable law regarding privacy related to Seller’s business, all costs of a privacy ombudsman to the extent that the Bankruptcy Court requires a privacy ombudsman to be appointed shall be paid for by Buyer; provided, however, that Seller shall use all reasonable best efforts to ensure that a privacy ombudsman is not required;

(f)                                    All Inventory, including unexpired Pharmacy Inventory, all supplies and other inventories not held for resale and all other items of personal property not specifically excluded below;

(g)                                 All Intellectual Property, including, without limitation (i) Pharmacy Intellectual Property, (ii) all trade names and logos used and all variations and derivations thereof, and any trademark, trade names, logos or symbols containing such names, (iii) all POS systems, (iv) all of Seller’s owned intellectual property related to Seller’s information technology, which shall include without limitation, any intellectual property, data, reports and any other information related to the operations, provision of services and sales related to C&S and/or sales or services to C&S’s independent wholesale customers, including without limitation, any intellectual property, data (including all historical data), reports or information related to merchandising, planograms, sales, promotional data, invoicing, purchase reporting, reportsafe data and tax reporting (the “IT”), including the right to license such IT to any third party, including, without limitation, C&S on an exclusive or non-exclusive basis, in Buyer’s discretion (v) all information technology equipment used in connection with the services provided pursuant to the C&S TSA and/or the 3PL (each as defined in the C&S Agreement) and (vi) all Intellectual Property set forth on Schedule 1.1(g);

(h)                                 Phone numbers for the Supermarkets and Pharmacies;

(i)                                     To the extent transferrable, all of Seller’s right, title and interest in franchises, licenses, permits, approvals, consents, certificates and other authorizations and other rights granted by the Government and all certificates of convenience or necessity, immunities, privileges, grants and other rights (collectively, the “Permits”), including all software and Intellectual Property licenses and support agreements;

(j)                                     All deposits existing as of the Petition Date (including, with respect to Acquired Assets, customer deposits and security deposits for rent, electricity, telephone or otherwise) and prepaid charges and expenses of Seller; and excluding any deposits or prepaid charges and expenses paid on or subsequent to the Petition Date or paid exclusively in connection with or relating exclusively to any Excluded Assets;

(k)                                  All of Seller’s right, title and interest in and to all (i) intangible rights, inchoate rights, transferable rights under warranties made by prior owners, manufacturers, vendors, and third persons, and (ii) rights accruing under applicable statutes of limitation or prescription;

(l)                                     To the extent transferable or assignable, all insurance policies or rights to proceeds thereof other than any policy for directors and officers insurance, provided that Seller shall be named as an additional insured, and retain the right to coverage for liability and costs of defense, on any liability, products liability and errors and omissions insurance coverage under existing policies for pre-Closing occurrences with respect to Acquired Assets;

(m)                               All goodwill and other intangible assets, including, without limitation, customer and supplier lists and the goodwill associated with Seller’s Intellectual Property;

(n)                                 All rights of Seller under or pursuant to all warranties, representations and guarantees made by (a) suppliers, manufacturers and contractors or (b) by lessors, assignors, grantors or other parties;

(o)                                 All data and records, including records related to employees, human resources, merchandising, risk management, sales by department, price change history, scan data and movement, pricing and other financial records, and any mainframes, processors or other electronic storage of such information and records, but excluding such files as may be required under applicable law regarding privacy; provided, however, if Buyer determines in its sole discretion to purchase data and records subject to applicable law regarding privacy related to Seller’s business, all costs of a privacy ombudsman to the extent that the Bankruptcy Court requires a privacy ombudsman to be appointed shall be paid for by Buyer;

(p)                                 The right, which right may be exercised at any time and from time to time in Buyer’s sole and absolute discretion, to provide notice to Seller (each such notice, a “Lease Assumption Notice”) of Buyer’s election to require Seller, under section 365 of the Bankruptcy Code, to assume and assign to a third party (including, without limitation, Buyer) designated by Buyer (each a “Leased Property Designee”) any or all of the Acquired Contracts (including all real property leases that are deemed to be Acquired Contracts) at no additional cost or expense to Buyer (except for rent and other occupancy expenses for periods occurring after the Closing), subject to Buyer providing necessary assurance of future performance and compliance with any other applicable Bankruptcy Code provisions relating to Buyer’s ability to obtain an assignment of such leases and Contracts; and

(q)                                 All of Seller’s rights, title and interest in and to the assets of Seller, Sunrise Properties, Inc., Pennway Express, Inc., Penny Curtiss Baking Company, Inc., Big M Supermarkets, Inc., Commander Foods Inc., P and C Food Markets Inc. of Vermont, P.T. Development, LLC and P.T. Fayetteville/Utica, LLC (collectively, the “Debtors”) located at the Debtors’ warehouse located in DuBois, Pennsylvania (the “DuBois Warehouse”) and otherwise used by Debtors in connection with the operations at the DuBois Warehouse, including without limitation, the assets listed on Schedule 2(c)-(4) of the C&S Agreement (the “DuBois Assets”), all other furniture, fixtures, equipment and other personal property including, but not limited to, racks, trade fixtures, machinery, tools, furniture, equipment, refrigeration units, computer equipment, applications, systems, motor vehicles, rolling stock, replacement parts, intangible assets, including, but not limited to, any substitutions or replacements of any of the above, that may occur within the ordinary course of business made between the date hereof and the Closing, located at, used with respect to or related to the DuBois Warehouse (collectively, the “Equipment”), and all of the Debtors’ right, title and interest in and to all manufacturers’ warranties to the extent related to the Equipment and all claims under such warranties, in each case, free and clear of all liens, rights, interests, encumbrances and claims of third parties, other than such permitted encumbrances identified by the Seller in Schedule 3.2(b) hereto; provided, that the Debtors shall transfer, convey and deliver the DuBois Assets and the Equipment to C&S, as Buyer’s designee, at the Closing, other than any transportation equipment, including, without limitation, all trucks, trailers and other related equipment related to the DuBois Warehouse, which shall be included within the definition of “Owned Machinery and Equipment” hereunder.

SECTION 1.2 Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, the following assets owned or used by Seller shall not be included in the Acquired Assets (all such properties and assets being referred to as the “Excluded Assets”):

(a)                                   all Cash;

(b)                                  the assets listed on Schedule 1.2(b);

(c)                                   all deposits relating to Excluded Assets or created after the Petition Date;

(d)                                  all documents primarily relating to Excluded Assets;

(e)                                   all Accounts Receivable;

(f)                                     all causes of action, including, without limitation, causes of action pursuant to chapter 5 of the Bankruptcy Code of Seller; and

(g)                                 all of Seller’s right, title and interest in and to any contracts to which it is a party, other than the Acquired Contracts, including, without limitation, the Contracts set forth on Schedule 1.2(f) (the “Excluded Contracts”).

SECTION 1.3  Obligations for Acquired Assets.  From and after the Closing, except for the obligations of Seller that may specifically exist under the Transition Services Agreement, the Interim Operating Agreement and/or the Agency Agreement and actions taken by Seller with respect to matters within the control of Seller (and not at the direction of Buyer), Seller shall have no obligation, liability or responsibility of any nature whatsoever with respect to Acquired Assets.

SECTION 1.4 Assumption of Liabilities.  Except as described in Section 3.2(b)(viii), at the Closing, Seller shall pay all cure obligations (“Cure Amounts”) and assume and assign to Buyer, and thereafter after the Closing Buyer shall pay, perform and discharge, when due, all liabilities and obligations of Seller with respect to Acquired Assets first arising after the Closing Date, which liabilities and obligations are required to be paid by Buyer in accordance with section 365(k) of the Bankruptcy Code (the “Assumed Liabilities”), provided however, that additional rent items, such as percentage rents, common area maintenance charges, prorated taxes or other charges for which Seller may be liable to any landlord up to the Closing Date are the responsibility of Seller.

SECTION 1.5  Retention of Liabilities.  Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller of whatever nature, whether presently in existence or arising hereafter, including without limitation any Claims asserted or unasserted, known or unknown for injuries to persons or property which are related to circumstances or events that predate the Closing of the transaction contemplated hereunder.  All such other liabilities and obligations shall be retained by and remain liabilities and obligations of Seller (all such liabilities are, collectively, the “Excluded Liabilities”). Without limiting the foregoing, except as expressly provided by Section 1.3 above, neither Buyer nor its Affiliates will be deemed to have assumed or be liable for: (i) any capitalized leases not included in the Acquired Contracts, long-term debt, current liabilities, or any other liabilities of Seller whether or not reflected on the balance sheets of Seller or its bankruptcy schedules; (ii) any intercompany liabilities or amounts due to Seller’s Affiliates; (iii) any liabilities of Seller or any of its Affiliates for any employee retirement, deferred compensation, health, welfare or other benefit plan or program to or with respect to any former or current employees; (iv) any liabilities of Seller or its Affiliates accruing or arising on or before the Closing Date, unless expressly set forth as an Assumed Liability in Section 1.3 above; (v) any  liability or obligation of Seller to any broker, finder or similar party; (vi) all Cure Amounts including all additional items of rents as described in Section 1.3 above owed by Seller, whether accrued or invoiced, up to the Closing Date and (vii) any obligations or liabilities under any of the Excluded Contracts.

SECTION 1.6.  HSR Filings.  Buyer and Seller shall use their respective reasonable best efforts to cause all filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the “HSR Act”) to consummate the transactions contemplated hereby to be made no later than January 8, 2010, but in any event, such filings shall be made no later than January 11, 2010.

ARTICLE 2.  CONSIDERATION

SECTION 2.1 Purchase Price.  The aggregate consideration for the sale, transfer, assignment and conveyance of the Acquired Assets will be (a) $85,000,000 in cash (the “Purchase Price”), (b) the assumption by Buyer of the Assumed Liabilities, (c) the reduction of certain claims asserted by C&S Wholesale Grocers, Inc. (“C&S”) as set forth in the Agreement, dated as of January 7, 2010, between Buyer and C&S (the “C&S Agreement”) and (d) the reduction of certain claims asserted by the United Food and Commercial Workers, Local One (the “UFCW”) and the UFCW Local One Pension Fund (the “Plan”), as set forth in the Memorandum of Agreement, effective as of January 5, 2010, among the Buyer, the UFCW and the Plan, the Memorandum of Agreement, effective as of January 5, 2010, and the stipulation dated as of December 29, 2009 (the “UFCW Plan Stipulation”) among Buyer, Seller, the UFCW and the Plan (collectively, the “Total Consideration”). The Purchase Price shall be payable in accordance with Section 2.3 and Section 3.3(a).  Notwithstanding the foregoing, nothing herein shall limit Seller’s ability to assert or file any objection to the validity or amount of the claims of C&S, the UFCW and/or the Plan.

SECTION 2.2  Buyer’s Deposit.   Buyer shall deliver an earnest money deposit of $12,500,000 (the “Buyer’s Deposit”), unless a different sum is required by order of the Bankruptcy Court, to a third party escrow agent (the “Escrow Agent”) to be agreed upon by Buyer and Seller within three Business Days of the entry of the Bidding Procedures Order.  The Buyer’s Deposit shall be held in escrow in an interest bearing account, with accrued interest added to the Buyer’s Deposit, in accordance with the terms of the Bidding Procedures Order.

SECTION 2.3  Escrow Amount.

(a)                                  At the Closing, Buyer shall deliver to the Escrow Agent a portion of the Purchase Price in an amount equal to $5,000,000 (the “Escrow Amount”).  The Escrow Amount shall be held in escrow in an interest bearing account, with accrued interest added to the Escrow Amount and shall be released as provided in this Section 2.3.  The Escrow Amount shall be the sole source of funds available for any reduction to the Purchase Price pursuant to the terms and conditions set forth in this Agreement.

(b)                                 If the Closing does not occur, Seller and Buyer shall jointly instruct the Escrow Agent to release the Escrow Amount to Buyer promptly following termination of this Agreement in accordance with the terms and conditions set forth in this Agreement.

(c)                                  (i)                                     Within thirty (30) days following the Closing Date, Buyer shall prepare and deliver to Seller a schedule (the “Adjustment Schedule”) setting forth its calculation of the aggregate amount of the reduction of the Purchase Price (the “Adjustment Amount”), if any, to be made pursuant to Section 5.1(h) hereof and describing in reasonable detail the basis therefor.

(ii)                                  Seller shall have fifteen (15) days following receipt of the Adjustment Schedule delivered pursuant to Section 2.3(c)(i) during which to notify Buyer of any dispute of any item contained therein, which notice shall set forth in reasonable detail the basis for such dispute.  Buyer and Seller shall cooperate in good faith to resolve any such dispute as promptly as possible.  Upon such resolution, a final Adjustment Schedule (the “Final Adjustment Schedule”) shall be prepared in accordance with the agreement of Buyer and Seller and the calculation of the Adjustment Amount, if any, based thereon shall be final and binding on the parties.  In the event Seller does not notify Buyer of any such dispute within such fifteen (15)-day period or notifies Buyer within such period that it does not dispute any item contained therein, the Adjustment Schedule delivered pursuant to Section 2.3(c)(i) shall constitute the Final Adjustment Schedule and Buyer’s calculation of the Adjustment Amount, if any, based thereon shall be final and binding upon the parties.

(iii)                               In the event Buyer and Seller are unable to resolve any dispute regarding the Adjustment Schedule delivered pursuant to Section 2.3(c)(i) within fifteen (15) days following Buyer’s receipt of notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, a nationally recognized accounting firm selected jointly by Seller, the Official Committee of Unsecured Creditors, the Buyer and such party shall be disinterested (the “Referee”).  In resolving any such dispute, the Referee shall consider only those items or amounts in the Adjustment Schedule as to which Seller has disagreed.  The Referee’s determination of the disputed items or amounts in the Adjustment Schedule and the disputed Adjustment Amount, if any, together with any undisputed items or amounts in the Adjustment Schedule and the undisputed Adjustment Amount, if any, shall be final and binding on the parties and shall constitute the Final Adjustment Schedule.  The Referee shall use commercially reasonable efforts to complete its work within fifteen (15) days following its engagement.  All fees and expenses of the Referee shall be shared equally by Seller and Buyer.

(iv)                              In the event Buyer does not timely deliver an Adjustment Schedule in accordance with Section 2.3(c)(i) or notifies Seller within such period that a reduction of the Purchase Price shall not be made, Seller and Buyer shall jointly instruct the Escrow Agent to release the Escrow Amount to Seller as promptly as possible.

(v)                                 In the event Buyer timely delivers an Adjustment Schedule in accordance with Section 2.3(c)(i), as promptly as possible following the determination of the

Final Adjustment Schedule, Seller and Buyer shall jointly instruct the Escrow Agent to release (A) the Adjustment Amount, if any, to Buyer and (B) the remainder of the Escrow Amount to Seller.

ARTICLE 3. CLOSING AND DELIVERIES

SECTION 3.1 Closing.  The consummation of the transactions contemplated hereby (the “Closing”) shall take place on the first Business Day following the satisfaction or waiver by the appropriate party of all the conditions contained in Article 7 or on such other date or at such other place and time as may be mutually agreed to by the parties (the “Closing Date”); provided, however, that in no event shall the Closing Date be later than January 28, 2010 in the event that prior to or by that date Seller is prepared to perform pursuant to Section 3.2 and all conditions to Closing in Section 7.2 have been satisfied. All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

SECTION 3.2 Seller’s Deliveries. At the Closing, Seller shall deliver the following to Buyer:

(a)                                  The sale, transfer, assignment, conveyance and delivery of the Acquired Assets, including but not limited to the Acquired Contracts, by bills of sale, deeds, endorsements, assignments and other instruments of transfer and conveyance in form and substance reasonably acceptable to Buyer;

(b)                                  A certified copy of the Bankruptcy Sale Order. For purposes of clarity, the Bankruptcy Sale Order shall contain the provisions, findings and orders reasonably acceptable to the parties, including, but not limited to, the following:

(i)                                     that the terms and conditions of the sale of the Acquired Assets to Buyer as set forth herein are approved;

(ii)                                     that Seller holds good and indefeasible title to the Acquired Assets;

(iii)                                  that the sale of the Acquired Assets to Buyer is free and clear, other than for Assumed Liabilities, of any and all Liens, Claims, interests, and encumbrances of any type or nature whatsoever pursuant to section 363 of the Bankruptcy Code (except for such permitted encumbrances identified by the Seller in Schedule 3.2(b) hereto) and to the extent applicable that any such Liens attach to the proceeds of the sale;

(iv)                                 that the Total Consideration constitutes fair value for the Acquired Assets;

(v)                                    that Buyer is acquiring none of the Excluded Assets;

(vi)                                 that the transactions contemplated by this Agreement were negotiated at arm’s length, that Buyer acted in good faith in all respects and that Buyer and its assignees and designees are entitled to the protections of Section 363(m) of the Bankruptcy Code;

(vii)                              that notice of the transactions contemplated hereby was adequate and proper under the circumstances and was provided to all creditors and parties in interest required to receive such notice pursuant to the Bankruptcy Rules or order of the Bankruptcy Court, including any and all creditors holding Liens or encumbrances on the Acquired Assets or any of them;

(viii)                           that Seller is authorized to assume and assign to Buyer each of the Acquired Contracts; provided, that (A) Seller shall have sole responsibility for all Cure Amounts related to real estate Contracts required to be paid in accordance with section 365(b)(1)(A) of the Bankruptcy Code and Section 7.2(g) of this Agreement, and (B) with respect to Contracts unrelated to real estate, (i) Buyer shall have sole responsibility for the first $100,000 of the Cure Amounts related thereto, (ii) Seller shall have sole responsibility for Cure Amounts related thereto in excess of $100,000 up to $600,000, (iii) with respect to Cure Amounts in excess of $600,000 related thereto up to $1,000,000, Buyer shall be responsible for 20% of such Cure Amounts and Seller shall be responsible for 80% of such Cure Amounts and (iv) Buyer shall have sole responsibility for Cure Amounts related thereto in excess of $1,000,000;

(ix)                                   that Seller is authorized and directed to consummate the transactions contemplated by this Agreement and to comply in all respects with the terms of this Agreement;

(x)                                      that the sale process conducted by Seller and/or its agents (including any auction or bid solicitation process) was non-collusive, fair and reasonable and was conducted in good faith;

(xi)                                   that Buyer and Seller did not engage in any conduct which would allow the transactions contemplated by this Agreement to be set aside pursuant to Section 363(n) of the Bankruptcy Code;

(xii)                                to the fullest extent permissible under the Bankruptcy Code and applicable law, that Buyer is not a successor to, or otherwise liable for, the debts or obligations of Seller, including without limitation, any Claims for injuries or losses suffered to any persons or property for incidences or circumstances that occurred before the Closing, any environmental Claims or any labor or employment Claims other than as specifically set forth in this Agreement with respect to the Assumed Liabilities, and that any action threatened or commenced or claim made against Buyer in respect of the Excluded Liabilities of Seller is and shall be enjoined;

(xiii)                             to the fullest extent permissible under the Bankruptcy Code and applicable law, that Buyer shall not be deemed a successor employer to Seller for purposes of any liability arising under any Applicable WARN Act, or any collective bargaining agreement or other labor or employment agreement;

(xiv)                            that the Bankruptcy Sale Order is binding upon any successors to Seller, including any Chapter 7 Trustees;

(xv)                               to the fullest extent permissible under the Bankruptcy Code and applicable law, that Buyer may (i) re-brand and identify each of the respective Supermarkets, including the installation and construction of signage or other alterations to the premises as required by Buyer, and (ii) there shall be no restrictions or events of default that may arise under the terms of any of the real estate leases which arise by reason of Buyer conducting store closing sales and closing the respective Supermarkets for the purposes of selling, remodeling, altering or renovating the subject premises;

(xvi)                            that the Bankruptcy Sale Order shall contain such provisions authorizing Seller to enter into the Transition Services Agreement;

(xvii)                         to the fullest extent permissible under the Bankruptcy Code and applicable law, that the Bankruptcy Sale Order shall contain such provisions authorizing Seller to enter into the Agency Agreement and provide for Buyer to conduct store closing sales;

(xviii)                      that the Bankruptcy Sale Order shall contain such provisions authorizing Seller to enter into the Interim Operating Agreement;

(xix)                              that the Bankruptcy Sale Order shall contain such provisions authorizing Seller to enter in to the C&S Agreement and the UFCW Plan Stipulation; and

(xx)                                 that the Bankruptcy Sale Order shall apply to the DuBois Assets (including Equipment) and the C&S Designation Rights in substantially the same manner as they apply to the Acquired Assets.

(c)                                   A certificate, dated as of the Closing Date, duly executed by Seller’s President, certifying the accuracy of the matters set forth in Section 7.2(a) and 7.2(b), in form and substance reasonably satisfactory to Buyer;

(d)                                  Good standing certificates of Seller issued by the Secretary of State of Delaware and the Secretary of State of New York issued within ten (10) days of the Closing Date;

(e)                                   A settlement statement in form and substance satisfactory to the parties hereto, regarding certain Closing matters;

(f)                                     With respect to any recorded UCC financing statement or mortgage, a UCC-3 termination statement or mortgage release (in form and substance reasonably satisfactory to Seller, Buyer and their counsel) releasing the Acquired Assets from such security interest or mortgage;

(g)                                  Such other bills of sale, certificates of title, documents and other instruments of transfer and such other instruments of conveyance as Buyer may reasonably request in order to effect the sale, transfer, conveyance and assignment to Buyer of valid ownership of the Acquired Assets and such other documents as may reasonably be requested by Buyer, which shall include certain powers of attorney for temporary use of Seller’s licenses and permits with respect to the Pharmacies, each in form and substance reasonably satisfactory to Buyer;

(h)                                  A Transition Services Agreement, duly executed by Seller, substantially in the form of Exhibit 3.2(h) attached hereto, to allow the transition of the Supermarkets and the Acquired Assets and the operation of the business related thereto as a going concern to Buyer (the “Transition Services Agreement”);

(i)                                      An Agency Agreement substantially in the form of Exhibit 3.2(i) attached hereto (the “Agency Agreement”), to allow Buyer to act as the exclusive agent to Seller in connection with the sale or other disposition of assets, including, without limitation, the conduct of going-out-of-business, store closings, or similar sales on behalf of Seller with respect to certain of the Supermarkets and assets of Seller; and

(j)                                      An Interim Operating Agreement, duly executed by Seller, substantially in the form of Exhibit 3.2(j) attached hereto (the “Interim Operating Agreement”).

SECTION 3.3 Buyer’s Deliveries.

At the Closing, Buyer shall deliver the following to Seller:

(a)                                   Payment of the Purchase Price, less the Buyer’s Deposit and the Escrow Amount, by federal funds wire transfer;

(b)                                  An instrument of assignment and assumption of liabilities with respect to the Assumed Liabilities, reasonably satisfactory in form and substance to counsel for Seller and Buyer and power of attorney form with respect to Seller’s licenses and/or permits enabling Buyer to temporarily operate the Pharmacies after the Closing until Buyer has obtained its own licenses and permits;

(c)                                   A certificate, dated the Closing Date, duly executed by its President, certifying the accuracy of the matters set forth in Section 7.1(a) and Section 7.1(b); and

(d)                                  A settlement statement in form and substance satisfactory to the parties hereto, regarding certain Closing matters, including any adjustments to the Purchase Price, executed by Buyer.

ARTICLE 4.  REPRESENTATIONS AND WARRANTIES

SECTION 4.1 Representations and Warranties of Seller.  Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

(a)                                  Corporate Organization.  Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b)                                 Authorization and Validity.  Seller has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and, subject to the (i) Bankruptcy Court’s  entry of the Orders, and (ii) receipt of all Consents to perform its obligations hereunder, the execution and delivery of this Agreement and the other Transaction Documents and the performance of  Seller’s obligations hereunder and thereunder, has been, or on the Closing Date will be, duly authorized by all necessary corporate action of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize such execution, delivery and performance.  This Agreement has been duly executed by Seller, each of the other Transaction Documents, when executed, will be duly executed by Seller, and, subject to the Bankruptcy Court’s entry of the Orders, and obtaining any Consents required, each of the Transaction Documents constitutes or, when executed and delivered by Seller will constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  The Board of Directors of Seller has resolved to request that the Bankruptcy Court approve this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.  Subject to the entry of the Bidding Procedures Order, Seller has full power and authority to agree to pay the Break-Up Fee.

(c)                                  No Conflict or Violation.  Subject to the (i) receipt of all Consents, (ii) termination or expiration of the waiting period under the HSR Act, and (iii) the Bankruptcy Court’s entry of the Orders, the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents does not and will not (a) violate or conflict with any provision of the Certificate of Incorporation or By-laws of Seller, (b) violate any provision of law, or any order, judgment or decree of any Government applicable to Seller, (c) result in or require the creation or imposition of any Liens on any of the Acquired Assets or (d) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract entered into by Seller after the Petition Date, by which Seller is bound or to which the assets of Seller are subject (except for any 363 Agreement).

(d)                                 Consents and Approvals.  Schedule 4.1(d) sets forth a true and complete list of each consent, waiver, authorization or approval of any Person and each material declaration to or filing or registration with any Government that is required to be obtained by Seller in connection with the execution and delivery by it of this Agreement or the performance by it of its obligations hereunder or thereunder, including, without limitation, any and all material consents and approvals that are required to be obtained, or rights of first refusal, first offer or other similar preferential rights to purchase that are required to be complied with, in connection with the assignment or transfer of any Acquired Assets to Buyer in accordance with the terms of this Agreement (collectively, the “Consents”).

(e)                                  Compliance with Laws.  Seller is in compliance with all material applicable laws, regulations, orders or other legal requirements to which Seller is subject, except to the extent that Seller is unable to so comply by reason of Seller having filed voluntary Chapter 11 petitions.  Seller has not received written notice of any violation of any law, regulation, order or other legal requirement and Seller is not in default with respect to any order, writ, judgment, award, injunction or decree of any Government. Seller has complied in all material respects with the requirements of all Applicable WARN Acts and specifically provided the mandated notifications to the appropriate governmental agencies or departments on November 18, 2009.

(f)                                    Title to Acquired Assets.  Subject to the entry of the Bankruptcy Sale Order, at the Closing, Seller has or will obtain good and indefeasible title to (or has procured one or more title insurance policies, at Buyer’s expense, acceptable to Buyer providing coverage for any defects in Seller’s title to any real estate or leasehold interests therein) or a valid and enforceable right by Contract to use the Acquired Assets which shall be transferred to Buyer free and clear of all Liens. Except for the Excluded Assets, the

Acquired Assets constitute all of the assets, fixed or otherwise, presently used in, and necessary for the conduct of, the operations of the Supermarkets as currently conducted.

(g)                                 Legal Proceedings.  Other than the Bankruptcy Case, there is no action, litigation, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, pending or, to the best of Seller’s Knowledge, threatened against or affecting Seller or the Acquired Assets, nor is there any basis therefor, wherein an unfavorable decision, ruling or finding would adversely affect the validity or enforceability of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.

(h)                                 Supermarkets.                     Relating solely to the operation of the Supermarkets, Seller is not a party to any post-petition written or oral:

(i)                                     Contract for the future purchase of fixed assets (other than this Agreement and the other Transaction Documents) except for any 363 Agreement;

(ii)                                  Contracts for the future purchase of materials, supplies or equipment other than in the Ordinary Course of Business;

(iii)                               Contract or other commitment for capital expenditures in excess of normal operating requirements;

(iv)                              Contract or other commitment under which Seller is required to supply goods or products to any customer or other person other than in the Ordinary Course of Business; or

(v)                                 any other Contract, agreement, arrangement or understanding, whether pre-petition or post-petition, that is material to the business and operation of the Supermarkets which has not been disclosed in writing to Buyer.

(i)                                     Environmental.  To the Knowledge of Seller, no action, hearing, investigation, complaint, or notice has been filed by or against Seller alleging any violation of, or failure to comply with, any applicable environmental, health, and/or safety law, rule or regulation of any Government, including but not limited to any applicable regulation promulgated by the Environmental Protection Agency of the United States of America and any applicable comparable State law, rule, statute or regulation.  To the Knowledge of Seller, in addition, none of the Acquired Assets includes any underground or above ground fuel oil, petroleum or other storage tanks or if any such fuel oil, petroleum or other storage tanks exist that they are in full compliance with applicable statutes, rules and regulations of any Government (including but not necessarily limited to any pertinent environmental statutes, rules or regulations.

SECTION 4.2  Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Seller as follows:

(a)                                  Corporate Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state in which it is organized and incorporated and has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b)                                 Authorization and Validity.  Buyer has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and has or will have all requisite corporate power and authority to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the other Transaction Documents and the performance of Buyer’s obligations hereunder and thereunder have been, or on the Closing Date will be, duly authorized by all necessary corporate action by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance.  This Agreement has been, and each other Transaction Document will be, duly executed by Buyer and the Transaction Documents constitute or will, when duly executed and delivered, constitute, valid and binding obligations, enforceable against Buyer in accordance with their respective terms.

(c)                                  No Conflict or Violation.  Subject to the termination or expiration of the waiting period under the HSR Act, the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents do not and will not (i) violate or conflict with any provision of the organizational documents of Buyer, (ii) violate any provision of law, or any order, judgment or decree of any court or Government applicable to Buyer or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract to which Buyer is party or by which Buyer is bound or to which any of Buyer’s properties or assets is subject.

(d)                                 Adequate Assurances Regarding Acquired Contracts. Buyer is capable of satisfying the conditions and obligations contained in sections 365(b)(1)(C) and 365(b)(3) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Acquired Contracts as may be required pursuant to the Bankruptcy Code.  Buyer will cooperate with Seller as necessary to provide proof and evidence of Buyer’s ability to satisfy all such conditions and obligations, including but not limited to providing adequate documentation of all financing commitments provided to Buyer in connection with the transactions contemplated herein and providing both historical and pro forma financial information of the type necessary to enable the Bankruptcy Court make such findings and render such rulings as Buyer requests with respect to Seller’s assignment of any and all Acquired Contracts to Buyer.

(e)                                  Litigation.  There are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Buyer, threatened, before any federal or state court, Government or Person brought by or against Buyer, or any Related Person of Buyer that could reasonably be expected to affect the ability of Buyer to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

(f)                                    Adequacy of Funds.  Buyer has and on the Closing Date will have access to sufficient resources to fund the Purchase Price and has provided Seller proof thereof , in form reasonably satisfactory to Seller, as of the date of this Agreement.

(g)                                 HIPAA. Buyer is a “hybrid covered entity” as such term is defined in the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and is in full compliance with all of its obligations under HIPAA and the regulations issued thereunder (the “HIPAA Regulations”).

SECTION 4.3 Warranties Are Exclusive. The parties acknowledge that the representations and warranties contained in this Article 4 and in the other Transaction Documents are the only representations or warranties given by the parties and that all other express or implied warranties are disclaimed. Without limiting the foregoing, Buyer acknowledges that the Acquired Assets are conveyed “AS IS”, “WHERE IS” and ‘“WITH ALL FAULTS” and that all warranties of merchantability or fitness for a particular purpose are disclaimed.  WITHOUT LIMITING THE FOREGOING, AND AS EXPRESSLY SET FORTH IN ARTICLE 4 OR IN THE OTHER TRANSACTION DOCUMENTS, BUYER ACKNOWLEDGES THAT SELLER AND THEIR RELATED PERSONS AND AFFILIATES HAVE MADE NO REPRESENTATION OR WARRANTY CONCERNING ANY (A) USE TO WHICH THE ACQUIRED ASSETS MAY BE PUT; (B) FUTURE REVENUES, COSTS, EXPENDITURES, CASH FLOW, RESULTS OF OPERATIONS, FINANCIAL CONDITION OR PROSPECTS THAT MAY RESULT FROM THE OWNERSHIP, USE OR SALE OF THE ACQUIRED ASSETS OR THE ASSUMPTION OF THE ASSUMED LIABILITIES; OR (C) OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR RELATED PERSONS.

ARTICLE 5.  COVENANTS AND OTHER AGREEMENTS

SECTION 5.1 Pre-Closing Covenants of Seller.  Seller covenants to Buyer that during the period from the Execution Date through and including the Closing Date:

(a)                                  Conduct of Business Before the Closing Date.  Unless otherwise agreed in writing by Seller and Buyer, Seller shall operate its business in all material respects in the Ordinary Course of Business.  Seller shall use commercially reasonable efforts to (A) preserve intact its business organization, (B) maintain the Supermarkets and their business, (C) keep available the services of its officers and employees, (D) maintain Permits and satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, consultants, customers and others having business relationships with Seller, (E) pay all of its post-petition obligations, except to the extent nonpayment of such obligations are disclosed to the Bankruptcy Court and to Buyer as set forth on Schedule 5.1(a) (the “Schedule 5.1(a) Matters”) (including to vendors) in the Ordinary Course of Business, and (F) operate its business in compliance with all laws, rules or regulations of any Government.  Without limiting the generality of the foregoing, and except (i) as otherwise expressly provided in or contemplated by this Agreement, or (ii) required, authorized or restricted pursuant to an Order of the Bankruptcy Court, on or prior to the Closing Date, without the prior written consent of Buyer, Seller:

(i)                                        shall not take or agree to commit to take any action that would make any representation or warranty of Seller inaccurate in any material respect at, or as of any time prior to, the Closing Date;

(ii)                                     shall keep in full force and effect and pay all premiums and other amounts due under all insurance policies;

(iii)                                  shall not sell or dispose of any Acquired Assets other than sales of Inventory or Pharmacy Inventory in the Ordinary Course of Business;

(iv)                                 shall not make any material modification to any Acquired Contract; and

(v)                                 shall provide notification to the New York State Department of Taxation and Finance, the New York State Liquor Authority (to the extent alcoholic beverages comprise any portion of the Inventory to be transferred to Buyer), the United States Department of Drug Enforcement Administration and any other unit of Government that  requires notification of the transactions contemplated in this Agreement;

(vi)                              shall not modify in any manner the compensation of any of the Employees, or accelerate the payment of any such compensation, except (a) to the extent any such modification or acceleration is required by the collective bargaining agreements to which Seller is a party or otherwise is permitted by order of the Bankruptcy Court upon appropriate notice and hearing, or (b) Seller’s obligations to make contributions to pension plans and employee benefit plans and other employee related obligations (i.e. vacation pay, holiday pay);

(vii)                           shall not engage or hire any new Employee except for replacement or part-time employees hired in the Ordinary Course of Business;

(viii)                        shall not remove or permit to be removed from any building, facility, or real property any Acquired Asset (other than in the Ordinary Course of Business);

(ix)                                shall not sell, lease or otherwise dispose of, mortgage, hypothecate or otherwise encumber any Acquired Asset;

(x)                                   shall not fail to pay any required filing, processing or other fee, and use commercially reasonable efforts to maintain the validity of Seller’s rights in, to or under any Intellectual Property;

(xi)                                shall not fail to use commercially reasonable efforts to maintain all Permits of Sellers, including those used in the business and operations of the Supermarkets;

(xii)                             shall not make any unusual or extraordinary efforts to collect any outstanding accounts receivable or intercompany obligation, liability or indebtedness, give any discounts or concessions for early payment of such accounts receivable or intercompany obligation, liability or indebtedness, other than the usual discounts given in the Ordinary Course of Business, and make any sales of, or convey any interest in, any accounts receivable or intercompany obligation, liability or indebtedness to any third party;

(xiii)                          shall not engage in any transaction with any affiliate, subsidiary, shareholder, officer or director of Seller (other than in the Ordinary Course of Business), incur or assume any long-term or short-term indebtedness with or on behalf of any such Person, or guarantee, endorse or otherwise be liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any such Person;

(xiv)                         shall not make any change in its method of accounting, except in accordance with GAAP;

(xv)                            shall not curtail or reduce store open hours;

(xvi)                         shall maintain customer service at current levels;

(xvii)                      shall not materially reduce Inventory; and

(xviii)                   shall not reduce standard vigilance concerning theft of Inventory or other Acquired Assets.

For the avoidance of doubt, Buyer is not assuming and shall have no obligation, liability or responsibility for any Schedule 5.1(a) Matters.

(b)                                  Cooperation.  Seller shall use commercially reasonable efforts to (i) obtain the Consents and (ii) take, or cause to be taken, all action and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby.  Without limitation of the foregoing, Seller will cooperate with Buyer and provide reasonable assistance to Buyer (including causing its personnel to be available for interviews during normal working hours), in connection with the preparation by Buyer or its accountants and other representatives of any historical or pro forma financial statements.

(c)                                   Access to Records and Properties.  Buyer shall be entitled to, at its expense, conduct such investigation of the condition of the Acquired Assets as Buyer shall reasonably deem appropriate without disrupting Seller’s Ordinary Course of Business.

(d)                                  Notice of Certain Events.  Seller shall promptly notify Buyer of, and furnish to Buyer, any information it may reasonably request with respect to the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Buyer’s obligations to consummate the transactions contemplated by this Agreement not to be fulfilled.

(e)                                   Transition Services Agreement.  Seller shall enter into the Transition Services Agreement with Buyer.

(f)                                     Agency Agreement.  Seller shall enter into an Agency Agreement to allow Buyer to act as the exclusive agent to Seller in connection with the sale or other disposition of assets, including, without limitation, the conduct of going-out-of-business, store closings, or similar sales on behalf of Seller with respect to certain of the Supermarkets and assets of Seller.

(g)                                  Interim Operating Agreement.  Seller shall enter into the Interim Operating Agreement with Buyer.

(h)                                  Purchase Price Adjustments.  The amount of the Purchase Price payable pursuant to this Agreement shall be adjusted as follows:

(1)                                  Consistent with its obligation to maintain its business in the Ordinary Course of Business, Seller shall maintain the level of Inventory at the Supermarkets (determined on a stock ledger basis consistent with past practice as set forth on Worksheet 2 (“Inventory by Borrower”) of the Seller’s “Form of Borrowing Base Certificate” under the caption “stock ledger inventory” an example of which is attached hereto as Exhibit 5.1(h)(1))), and any decrease in the value of such Inventory as of the Closing Date, below $38,000,000 shall result in a dollar-for-dollar reduction of the Purchase Price, and any increase in the value of such Inventory, above $40,000,000 shall result in a dollar-for-dollar increase in the Purchase Price.

(2)                              If prior to Closing the Acquired Assets become subject to damage or other casualty, whether or not covered by insurance, in an amount in excess of $1,000,000, the excess of the aggregate amount of such damage or other casualty over $1,000,000 shall result in a dollar-for-dollar reduction of the Purchase Price.

(3)                                  In the event the Bankruptcy Sale Order does not contain the provision required under Section 3.2(b)(xv) hereof, and a lessor in respect of any Acquired Contract does not (i) consent to Buyer’s re-branding and identification of the respective Supermarkets, including the installation and construction of signage or other alterations to the premises as required by Buyer, and (ii) waive any restrictions or events of default that may arise under the terms of any of the real estate leases which arise by reason of Buyer conducting store closing sales and closing the respective Supermarket for the purposes of selling, remodeling, altering or renovating the subject premises, Buyer may designate such lease as an Excluded Asset and the Purchase Price shall be reduced in an amount agreed to by the parties.

(i)                                     Motion to Extend Time to Assume or Reject.  Immediately after the Execution Date, and thereafter as often as required, Seller shall file such motions as required to extend the time to assume or reject all real property leases pursuant to section 365(d)(4) of the Bankruptcy Code to the maximum extent permitted under the Bankruptcy Code, i.e., 210 days after the Petition Date.

(j)                                     C&S Designation Rights.  Debtors will not take any action that would adversely affect in any material respect any C&S Designation Rights, including, but not limited to failure to timely perform all post-petition obligations under the Store Leases (as defined in the C&S Agreement).

SECTION 5.2  Pre-Closing Covenants of Buyer.  Buyer covenants to Seller that, during the period from the Execution Date through and including the Closing Date or the earlier termination of this Agreement:

(a)                                   Cooperation.  Buyer shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby.  Without limiting the foregoing, in the event Seller determines to implement the consumer privacy ombudsman provisions of the Bankruptcy Code, Buyer shall provide any and all cooperation requested by such ombudsman shall take all reasonable actions recommended by such ombudsman in any report provided to the Bankruptcy Court.

(b)                                  Adequate Assurances Regarding Acquired Contracts and Required Orders.  With respect to each Acquired Contract, Buyer shall provide adequate assurance of the future performance of such Acquired Contract by Buyer within the meaning of the Bankruptcy Code. Buyer shall promptly take such actions as may be reasonably requested by Seller to assist Seller in obtaining the Bankruptcy Court’s entry of the Orders and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement, including but not limited to providing adequate documentation of all financing commitments provided to Buyer in connection with the transactions contemplated herein and providing both historical and pro forma financial information of the type necessary to enable the Bankruptcy Court make such findings and render such rulings as Buyer requests with respect to Seller’s assignment of any and all Acquired Contracts to Buyer.

(c)                                   Notice of Certain Events.  Buyer shall promptly notify Seller of, and furnish to Seller, any information it may reasonably request with respect to the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Seller’s obligations to consummate the transactions contemplated by this Agreement not to be fulfilled.

SECTION 5.3  Employment Matters.

(a)                                  Post-Closing Employment.  Buyer shall have the right, but shall have no obligation, to offer employment post-Closing to employees of Seller. Any meeting between any such Person and Buyer pursuant to this subsection shall occur at a time and place that does not conflict with such Person’s employment obligations to Seller. Any employment offered by Buyer to such Person shall be on such terms and conditions as Buyer, in its sole discretion, may determine.

(b)                                 Collective Bargaining Agreements.  Buyer will not assume any collective bargaining agreement entered into between Seller and any labor organization.  Subject to the preceding sentence, Buyer currently intends to hire certain of Seller’s employees represented by labor organizations and employed at the Supermarkets.  Seller shall assist Buyer in its evaluation process of Seller’s employees by providing access to its facilities and, to the extent permitted by an individual employee, such employee’s relevant personnel files.  Any employment offered by Buyer to such Person shall be on such terms and conditions as Buyer, in its sole discretion, may determine.  Further, nothing herein shall obligate Buyer to employ any such Employees for any particular length of time following the Closing Date.

(c)                                  WARN Act; Terminations.  Except as set forth on Schedule 5.3(c), none of the Seller’s full-time employees has suffered an “employment loss” (as defined in any Applicable WARN Act), during the ninety (90) day period prior to the date hereof.  Seller agrees that between the date hereof and the Closing Date it shall take no action so as to trigger any liability under any Applicable WARN Act with respect to Seller or Buyer.  Seller further agrees that it shall not, without Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed, terminate any full-time employees (as defined in any Applicable WARN Act) between the date hereof and the Closing Date except to the extent of a termination for cause or other disciplinary reasons or in connection with Seller’s termination or winding down of operations not being used, acquired or continued by Buyer.  All references in this subparagraph to “full-time employees” and “employment loss” are as defined in any Applicable WARN Act.

(d)           W-2 Reporting.  Pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, 2004-34 IRB 320, (i) Buyer and Seller shall cooperate to file the appropriate information, (ii) Seller will not be relieved from filing a Form W-2 with respect to any of its employees, and (iii) Buyer will undertake to file (or cause to be filed) a Form W-2 for each new employee previously employed by Seller with respect to the portion of the year during which such employees are employed by Buyer on and after the Closing, excluding the portion of such year that such Employee was employed by Seller.

(e)           Employees.  Prior to Closing, Seller shall have provided to Buyer a schedule containing a correct and complete list for each employee (including and denoting any employee who is on a leave of absence or on layoff status):  (i) the name and title of such employee; (ii) the aggregate dollar amounts of the compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by such employee from Seller with respect to services performed in 2007, 2008 and 2009; and (iii) such employee’s annualized compensation as of the date of this Agreement.  Nothing contained in this Agreement shall be construed to limit Buyer’s ability to terminate the employment of any individual transferred employee or amend, modify or terminate any employee benefits available to any individual transferred employee.  In addition, Seller shall provide at Closing all employee records, except to the extent that applicable law requires Seller to maintain such records, in which case Seller and Buyer shall agree to adequate arrangements with respect thereto.  Buyer agrees to be the custodian of such records, including for employees not hired by Buyer, and to maintain such records as required by applicable law.

SECTION 5.4  Post-Closing Covenants.

(a)           Buyer shall comply in all respects with HIPAA and the HIPAA Regulations, including without limitation the privacy and security obligations thereunder, with respect to the Pharmacy Records.

(b)           Seller will cooperate with Buyer and provide reasonable assistance to Buyer (including causing its personnel to be available for interviews during normal working hours), in connection with the preparation by Buyer or its accountants and other representatives of any historical or pro forma financial statements, except Seller shall not be required to continue to retain personnel except as otherwise required under the Transition Services Agreement, Agency Agreement and Interim Operating Agreement.

(c)           Seller shall provide Buyer with reasonable access during normal business hours to all records and other documents in the custody, possession and control of Seller and permit Buyer to inspect and copy such documents at its own expense.

SECTION 5.5  Section 4204 Covenants.

(a)                                  Buyer and Seller agree that Section 4204 of ERISA shall apply to the transactions described herein.  Buyer shall take all action necessary to comply with Section 4204 of ERISA with respect to the UFCW Local One Pension Fund (the “Multiemployer Plan”).  Such compliance shall include, without limitation, providing to the Multiemployer Plan a bond or escrow (or letter of credit if acceptable to the Multiemployer Plan) within the time required by Section 4204(a)(1)(B) of ERISA, and in an amount, for the period of time, and in a form that complies with Section 4204(a)(1)(B) of ERISA or, within such time period obtaining a variance or waiver from such bonding or escrow requirement from the Multiemployer Plan or from the Pension Benefit Guaranty Corporation (the “PBGC”).

(b)                                 Unless a variance or waiver is obtained from the Multiemployer Plan or the PBGC, Seller agrees that if Buyer completely or partially withdraws (within the meaning of Sections 4203 or 4205 of ERISA) from the Multiemployer Plan with respect to operations covered by this Section 5.5(b) during the first five plan years of the Multiemployer Plan beginning after the Closing Date, Seller shall be secondarily liable to the Multiemployer Plan in an amount equal to the withdrawal liability Seller would have had to the Multiemployer Plan with respect to such operations, as of the Closing Date, as a result of the sale of the Supermarkets and Acquired Assets (but for the application of Section 4204 of ERISA to such transaction), if the liability of Buyer with respect to the Multiemployer Plan is not paid.

SECTION 5.6  Designation of Supermarkets, Acquired Contracts and Excluded Assets.

(a)                                  Attached as Schedule 5.6 is a list of all Contracts to which Seller is a party or by which Seller or any of the Acquired Assets is bound.  Schedule 5.6 shall be filed under seal with the Bankruptcy Court and, without Buyer’s prior written consent, may not be disclosed by Penn Traffic, its agents or representatives unless otherwise required by law or by the Bankruptcy Court.  Set forth under Column A on Schedule 5.6 is a list of Contracts that Seller shall assume in the Bankruptcy Case prior to the Closing, and that shall constitute Acquired Contracts hereunder.  Set forth under Column B on Schedule 5.6 is a list of Contracts Seller shall reject in the Bankruptcy Case prior to the Closing.  Set forth under Column C on Schedule 5.6 is a list of Contracts that shall not constitute Acquired Contracts hereunder, but that Seller (at Buyer’s expense) shall not assume or reject until such time as the Transition Services Agreement, the Agency Agreement and the Interim Operating Agreement are no longer in effect, after which time, at Buyer’s direction, each such Contract shall either be added to Column A on Schedule 5.6 and be assumed and assigned to Buyer and become an “Acquired Contract” for purposes of this Agreement, added to Column B on Schedule 5.6 and rejected in the Bankruptcy Case or be deemed by Buyer to be an Excluded Contract.  Between the Execution Date and the date that is 210 days after the Petition Date, Buyer shall be permitted to designate and otherwise modify Schedule 5.6 to permit Buyer to designate the Contracts that will be Acquired Contracts; provided, however, (a) the status of a Contract that is designated as an Acquired Contract as set forth under Column A on Schedule 5.6 shall not be subsequently modified, (b) the Buyer shall be required to exercise its designation rights such that no extension beyond the 210-day period is required; and (c) that C&S, as Buyer’s designee, shall have the sole and exclusive right until the date that is 60 days following the Closing to direct the Debtors to assume or assign to C&S or

C&S’s designee, free and clear of all liens, rights, interests, encumbrances and claims (other than the permitted encumbrances set forth on Schedule 3.2(b)), or reject, the Debtors’ rights, title and interest in and to the leases listed in Schedule 2(c)-7-B of the C&S Agreement (the “C&S Designation Rights”).  The Debtors shall submit a motion to the Bankruptcy Court to reject the C&S TSA (as defined in the C&S Agreement) effective as of the Closing, and reject the 3PL (as defined in the C&S Agreement) effective on the date that is 30 days following the Closing.  The Debtors shall not assume the Supply Agreements (as defined in the C&S Agreement), but shall not reject the Supply Agreements until the later of (A) the expiration of the 60-day period following the Closing, or (B) the expiration of the 30-day period following the expiration or termination of the Transition Services Agreement; provided, that all of C&S’s inventory, as applicable, shall be removed from the Debtors’ facilities prior to such date.

(b)                                 Between the Execution Date and the date that is 210 days after the Petition Date, Buyer shall be permitted to designate and otherwise modify Exhibit 1A to the Agency Agreement so as to indicate which Supermarkets will be operated only for the time period specified in the Agency Agreement.

(c)                                  Between the Execution Date and the Closing Date, Buyer shall be permitted to modify Schedule 1.2(b) of this Agreement to designate additional assets owned or used by Seller that shall constitute Excluded Assets hereunder.

(d)                                 Any Contract to which Seller is a party or by which Seller or any of the Acquired Assets is bound that is not listed on Schedule 5.6 shall be deemed to be set forth in the Column of Schedule 5.6, or to be an Excluded Contract, in each case, as Buyer may designate or determine in its sole discretion.

(e)                                  For the avoidance of doubt, no change to any Schedule or Exhibit pursuant to this Section 5.6 shall result in an adjustment to the Purchase Price.

SECTION 5.7  DuBois Warehouse.  As of the later of (x) March 1, 2010 or (y) 30 days following the Closing, whether as the result of a partial rejection, amendment, or otherwise of the Lease Agreement, dated as of April 18, 2005, between Equity Industrial PT Limited Partnership and the Debtors (the “Lease Agreement”), the Debtors shall not be party to any lease relating to the DuBois Warehouse.  The Debtors shall move to reject, amend or otherwise modify the Lease Agreement to the extent related to the DuBois Warehouse in connection with the approval of this Agreement.  The Debtors shall not move to reject, assume or otherwise modify the Lease Agreement with respect to the Debtors’ warehouse located in Syracuse, NY such that any such rejection would be effective prior to the end of the 60-day period following the Closing.  The Debtors’ obligations under this Section 5.7 are conditioned upon the landlord under the Lease Agreement providing all consents necessary to give effect to the provisions hereof.  Until the date on which the Debtors are no longer a tenant of the DuBois Warehouse, all employees at the DuBois Warehouse shall remain employees of the Debtors.

SECTION 5.8  Subject Supermarkets. To the extent necessary to address any concerns on the part of any Government entity with jurisdiction over the enforcement of any applicable antitrust laws (an “Authority”) regarding the legality under any applicable antitrust law of Buyer’s acquisition of the Acquired Assets, Buyer shall use its best efforts to enter into a consent decree or other agreement with such Authority that will provide that Buyer will agree to divest each

Supermarket (the “Subject Supermarkets”) that such Authority has determined is necessary to permit Buyer to otherwise fully consummate the transactions contemplated herein (such divestiture being referred to herein as the “Subject Transaction”); provided, however, that Buyer shall not be obligated to enter into any such consent decree or agreement if the aggregate 4-wall EBITDA of the Subject Supermarkets for the twelve-month period ended October 31, 2009 of the Seller (as set forth in Folder 5.14.1 dated as of 12/19/09 in the Seller’s Intralinks dataroom) is in excess of $7,500,000. If a Subject Transaction is required to be undertaken (i) the Purchase Price shall not be reduced as a result thereof and (ii) each Subject Supermarket shall, if and to the extent permitted by such Authority, be considered a “Store” under the Interim Operating Agreement (with such modifications as may be required by the Authority with respect to such Subject Supermarkets) until the time that such Subject Supermarket is sold by Buyer.  Upon the consummation of the sale of each such Subject Supermarket, Buyer shall be entitled to the cash proceeds thereon, net of any reasonable fees and out-of-pocket expenses incurred in connection therewith.

ARTICLE 6. TAXES

SECTION 6.1 Taxes Related to Purchase of Acquired Assets.  All Taxes, including, without limitation, all federal, state and local Taxes in connection with the transfer of the Acquired Assets, and all recording and filing fees (collectively, “Transaction Taxes”) that may be imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets shall be borne by Seller. Buyer and Seller shall cooperate to (a) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, (b) provide all requisite exemption certificates and (c) prepare and file any and all required Tax Returns for or with respect to such Transaction Taxes with any and all appropriate Government taxing authorities.

SECTION 6.2  Cooperation on Tax and Bankruptcy Matters.  After the Closing, Buyer shall retain possession of all accounting, business, financial and Tax records and information (i) relating to the Acquired Assets or the Assumed Liabilities that are in existence on the Closing Date and transferred to Buyer hereunder; and (ii) coming into existence after the Closing Date that relate to the Acquired Assets or the Assumed Liabilities before the Closing Date, for the minimal period from the Closing Date as required by the Code. Buyer shall give Seller notice and an opportunity to retain any such records in the event that Buyer determines to destroy or dispose of them after such period. In addition, from and after the Closing Date, Buyer shall provide access to Seller and its Related Persons (after reasonable notice and during normal business hours and without charge), to the books, records, documents and other information relating to the Acquired Assets or the Assumed Liabilities as Seller may reasonably deem necessary (i) to properly prepare for, file, prove, answer, prosecute and defend any such Tax Return, claim, filing, tax audit, tax protest, suit, proceeding or answer; (ii) to administer or complete any case of Seller under chapter 11 of the Bankruptcy Code, (iii) for any involvement in any contested matter or adversary proceeding related to the Bankruptcy Case or (iv) to prepare monthly financial reports or other financial information or data required by the Bankruptcy Court. Such access shall include, without limitation, access to any computerized information retrieval systems relating to the Acquired Assets or the Assumed Liabilities.

ARTICLE 7.  CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES

SECTION 7.1  Conditions Precedent to Performance by Seller.  The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which may be waived by Seller, in its sole discretion:

(a)           Representations and Warranties of Buyer.  The representations and warranties of Buyer made in Section 4.2 of this Agreement, in each case, shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as though made by Buyer again as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date.

(b)           Performance of the Obligations of Buyer.  Buyer shall have performed in all material respects all obligations required under this Agreement which are to be performed by it on or before the Closing Date (except with respect to the obligation to pay the Total Consideration in accordance with the terms of this Agreement and any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c)           Government Consents and Approvals.  All consents and approvals from the Government necessary for the consummation of the transactions contemplated hereby, shall have been obtained and shall be in full force and effect, including, without limitation, the expiration or termination of the waiting period under the HSR Act.  The Orders shall have been entered and shall not be subject to a stay or injunction or other Government investigation or proceeding that may contest the transaction contemplated by this Agreement; provided, however, Buyer and Seller may agree to close if no stay of the Bankruptcy Sale Order has been entered.

(d)           No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid or unenforceable in any material respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)           No Litigation.  There shall not be pending or threatened in writing by any Government any suit, action or proceeding (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement or (ii) seeking to obtain from Seller any damages in connection with the transactions contemplated hereby.

(f)            Closing Deliveries.  Buyer shall have made the deliveries contemplated under Section 3.3.

SECTION 7.2  Conditions Precedent to the Performance by Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which may be waived by Buyer, in its sole discretion:

(a)                                   Representations and Warranties of Seller.  The representations and warranties of Seller made in (i) Sections 4.1(a), (b) and (f) of this Agreement shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as though made by Seller as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date and (ii) Sections 4.1(c), (d), (e), (g), (h) and (i) of this Agreement shall be true and correct (without regard to any materiality qualifiers contained therein) as of the Execution Date and as of the Closing Date as though made by Seller as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct on and as of such earlier date, in each case with such exceptions that have not resulted in a Material Adverse Effect.

(b)           Performance of the Obligations of Seller.  Seller shall have performed in all material respects all obligations required under this Agreement to which Seller is party to be performed by Seller on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c)            Government Consents and Approvals.  All consents and approvals from the Government necessary for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect, including, without limitation, the expiration or termination of the waiting period under the HSR Act.  The Orders shall have been entered and shall not be subject to a stay or injunction or other Government investigation or proceeding that may contest the transaction contemplated by this Agreement; provided, however, Buyer and Seller may agree to close if no stay of the Bankruptcy Sale Order has been entered.

(d)           No Violation of Orders.  No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid in any material respect or prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)            No Litigation.  There shall not be pending or threatened in writing by any Government any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement, (ii) seeking to obtain from Buyer or any of its Affiliates any damages in connection with the transactions contemplated hereby or (iii) seeking to prohibit Buyer or any of its Affiliates from effectively controlling or operating any portion of the Acquired Assets.

(f)            Closing Deliveries.  Seller shall have made the deliveries contemplated under Section 3.2.

(g)           Acquired Contract Cure Amount.  Seller shall, consistent with section 365(b)(1)(A) of the Bankruptcy Code, either pay undisputed Cure Amounts relating to Acquired Contracts for which it is responsible, allocated in the manner described in Section 3.2(b)(viii), on the Closing Date or provide for a reservation of funds sufficient to pay the alleged amount of any such disputed Cure Amount on the Closing Date.

(h)           Material Adverse Changes.  No event shall have occurred prior to the Closing Date which has resulted in a Material Adverse Effect.

(i)             Transition Services Agreement.  Seller shall have entered into the Transition Services Agreement with Buyer.

(j)             Agency Agreement.  Seller shall have entered into an Agency Agreement to allow Buyer to act as the exclusive agent to Seller in connection with the sale or other disposition of assets, including, without limitation, the conduct of going-out-of-business, store closings, or similar sales on behalf of Seller with respect to certain of the Supermarkets and assets of Seller.

(k)            Interim Operating Agreement.  Seller shall have entered into the Interim Operating Agreement with Buyer.

ARTICLE 8. TERMINATION

SECTION 8.1 Conditions of Termination.  This Agreement may be terminated only in accordance with this Section 8.1. This Agreement may be terminated at any time before the Closing as follows:

(a)           By mutual written consent of Seller and Buyer;

(b)           By Seller, by written notice to Buyer, or by Buyer, by written notice to Seller, on or after January 28, 2010 if the Closing has not occurred by that date (the date of such written notice, the “Termination Date”), subject, however, to extension by the mutual written consent of Seller, Seller’s lenders, the official unsecured creditors’ committee in the Bankruptcy Case and Buyer, if the Closing shall not have occurred on or prior to the Termination Date; provided, however that a party shall not have the right to terminate this Agreement under this Section 8.1(b) if Seller (in case of termination by Seller) or Buyer (in case of termination by Buyer) is then in material breach of this Agreement;

(c)           By Seller, by written notice to Buyer, or by Buyer, by written notice to Seller, if any injunction, other order, or proceedings/investigations instituted by any governmental agencies or departments that would delay, impair or otherwise hinder the Closing of the transactions contemplated by this Agreement, restricting the transactions contemplated by this Agreement shall have become effective; provided, however that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) has used its commercially reasonable efforts to remove such injunction or other order;

(d)           By Seller, by written notice to Buyer, if Seller has previously provided Buyer with written notice of any inaccuracy of any representation or warranty contained in Section 4.2 which inaccuracy could reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, a material failure to perform any covenant of Buyer contained in this Agreement, and Buyer has failed, within five Business Days after receipt of such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Seller of Buyer’s ability to remedy such inaccuracy or perform such covenant; provided, that Seller shall not have the right to terminate this Agreement under this Section 8.1(d) if Seller is in material breach of this Agreement at the time Seller gives such notice;

(e)           By Buyer, by written notice to Seller, if Buyer has previously provided Seller with written notice of any inaccuracy of any representation or warranty of Seller contained in

Section 4.1 which inaccuracy could reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, a material failure to perform any covenant of Seller contained in this Agreement, and Seller has failed, within five Business Days after receipt of such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Buyer of Seller’s ability to remedy such inaccuracy or perform such covenant; provided, that Buyer shall not have the right to terminate this Agreement under this Section 8.1(e) if Buyer is in material breach of this Agreement at the time it gives such notice;

(f)            By Buyer, by written notice to Seller, if (i) the Bidding Procedures and Sale Motion is not filed with the Bankruptcy Court within one (1) Business Day after the Execution Date, (ii) the Bidding Procedures Order in form and substance acceptable to Buyer is not entered by the Bankruptcy Court by January 11, 2010 or (iii) the Bankruptcy Sale Order in form and substance acceptable to Buyer is not entered by the Bankruptcy Court by January 26, 2010; or

(g)           By Buyer, if Seller enters into a definitive written agreement providing for an Alternative Transaction (including an Alternative Transaction that is for less than all of the Supermarkets) pursuant to the Bidding Procedures Order subject, however, to Buyer’s rights to the Break-Up Fee as provided for hereunder and in the Bidding Procedures Order.

SECTION 8.2  Effect of Termination; Remedies.

(a)            If this Agreement is terminated pursuant to any of Section 8.1(a), by Buyer pursuant to Section 8.1(b), Section 8.1(c), Section 8.1(e) or Section 8.1(f), then the Escrow Agent shall return the Buyer’s Deposit to Buyer within two Business Days after such termination.

(b)           If this Agreement is terminated pursuant to Section 8.1(g), then, (i) within two Business Days after such termination, Seller shall return the Buyer’s Deposit to Buyer and (ii) if Seller consummates an Alternative Transaction, Seller also shall pay to Buyer a break-up fee equal to 3% of the cash portion of the Purchase Price (the “Break-Up Fee”), upon the closing of such Alternative Transaction, provided however, that pending payment of the Break-Up Fee Buyer shall be deemed to have an allowed administrative expenses claim for such amounts pursuant to sections 503(a)and(b) and 507(a)(2) of the Bankruptcy Code.

(c)            If this Agreement is terminated pursuant to Section 8.1(d), or otherwise due to Buyer’s breach of this Agreement, then, Seller shall retain the Buyer’s Deposit as its exclusive remedy with respect to any such breach (including, without limitation, matters giving rise to the termination of the Agreement pursuant to Section 8.1(d); and any court order approving this Agreement shall so provide.

(d)           If this Agreement is terminated pursuant to Section 8.1(g), the Break-Up Fee shall be the Buyer’s sole and exclusive remedy against the Seller (whether in contract or tort, under statute, rule, law or otherwise), in full satisfaction of all of the Seller’s obligations hereunder, except in the case of fraud or intentional misconduct.  Any payments of the Break-Up Fee under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Buyer. Seller acknowledges that the Break-Up Fee (or any portion thereof) is a necessary and appropriate expense for the administration of its estate, pursuant to sections 503 and 507 of the Bankruptcy Code, and that the Break-Up Fee (or any portion thereof) is an allowed administrative expense against its estate. Notwithstanding the foregoing, the Break-Up Fee shall be payable exclusively and directly from the cash component consideration of the Alternative Transaction, if and when paid. Seller has no obligation to make such payments from any other cash or sources of cash whatsoever.

ARTICLE 9. SURVIVAL, INDEMNIFICATION AND OTHER REMEDIES

SECTION 9.1  Seller’s Representations, Warranties and Covenants. None of the representations and warranties made by Seller in this Agreement will survive Closing.  The covenants made by the Seller in this Agreement will survive Closing until such time as they are fully performed by Seller.

SECTION 9.2  Survival; Indemnification.  The representations and warranties of Buyer contained in this Agreement shall survive the Closing until the earlier of (y) confirmation of a plan pursuant to chapter 11 of the Bankruptcy Code, or (z) dismissal or conversion of the Bankruptcy Case (the “Survival Period”).  The covenants made by the Buyer in this Agreement will survive Closing until such time as they are fully performed by Buyer.  Seller shall not have any claim or right of recovery for any Breach of a representation or warranty unless (x) written notice is given by Seller to Buyer of the representation or warranty pursuant to which the claim is made or right of recovery is sought setting forth in reasonable detail the basis for the purported Breach of the representation or warranty, the amount or nature of the claim being made, if then ascertainable, and the general basis therefor and (y) such notice is given prior to the expiration of the Survival Period.

SECTION 9.3  Specific Performance.  If the Debtors fail to perform their obligations hereunder with respect to the sale of the Dubois Assets (including Equipment) and IT, and the obligations described in Sections 2(c)1, (2), (3), (7) and (8) of the C&S Agreement, Buyer shall have the right to seek injunctive relief for specific performance by the Debtors to effectuate the foregoing transactions.

ARTICLE 10. BIDDING PROCEDURES

SECTION 10.1  Bidding Procedures.

(a)                                   Bankruptcy Court Approval.  Within one Business Day after the Execution Date, Seller shall prepare and file with the Bankruptcy Court a combined motion to approve bidding procedures, bidder protections, the sale of substantially all of the Seller’s assets, the assumption and assignment of certain executory contracts and unexpired leases in connection therewith and related relief in form and substance reasonably satisfactory to the parties (collectively, the “Sale Motion”), and with respect to approval of bidding procedures and bidder protections, seeking entry of a bidding procedures order in a form acceptable to Seller and Buyer (the “Bidding Procedures Order”). Seller shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Bidding Procedures Order as soon as practicable. The Bidding Procedures Order shall contain, among other provisions, those contained in Section 10.1(b) and, in addition, shall contain additional provisions regarding qualification of bidders, bidding requirements and other matters. Seller shall provide to Buyer copies of any and all pleadings filed in opposition to or in respect of the Sale Motion immediately upon their receipt. Seller shall use its best efforts to resolve or oppose, as applicable, any such pleadings.

(b)           Other Bids

(i)           Buyer acknowledges that Seller may receive bids (“Bids”) from prospective purchasers (such prospective purchasers who are Qualified Bidders, as defined in the Bidding Procedures and Sale Motion, the “Bidders”) for the sale of all of the Acquired Assets as provided in the Bidding Procedures Order. All Bids shall be subject to bid incentives and protections set forth in this Section 10.1(b) and overbid protections set forth in Section 10.1(c) of this Agreement. The Bidding Procedures Order shall require that all Bids (other than Bids submitted by Buyer) will be submitted with two copies of this Agreement marked to show changes requested by the Bidder.

(ii)          If Seller receives any higher Bids, Seller shall have the right to select, and seek final approval of the Bankruptcy Court for, the highest better Bid or Bids from the Bidders (the “Superior Bid”), which will be determined by considering, among other things, the (A) identity of the Bidder; (B) number, type and nature of any changes to this Agreement requested by the Bidder; (C) extent to which the identity of the Bidder or such modifications are likely to delay closing of the sale of the Acquired Assets and Assumed Liabilities to the Bidder and the cost or savings to Seller of such modifications or delay; (D) form and amount of the Total Consideration to be received by Seller and its bankruptcy estate; and (E) financial strength of the Bidder. Seller shall provide copies of all Bids to Buyer.

(c)                                      Overbid Protection.  Seller shall seek Bankruptcy Court approval of the following overbid protections: (A) no Bid will be considered by Seller unless it is at least $1,000,000 more than the sum of the (y) Total Consideration, and (z) Break Up Fee; and (B) a provision that Buyer will be credited with, and have added to the aggregate amount of its bid when comparing it to other bids, without duplication, the amount of the Break-Up Fee that will be earned by Buyer under Section 8.2 if it is not the successful bidder for the Acquired Assets.

SECTION 10.2  Sale Hearing and Entry of Bankruptcy Sale Order.  The Sale Motion shall seek entry by the Bankruptcy Court of the Bankruptcy Sale Order.  Seller shall use commercially reasonable efforts to obtain entry by the Bankruptcy Court of the Bankruptcy Sale Order by January 25, 2010.

ARTICLE 11. MISCELLANEOUS

SECTION 11.1  Alternative Transaction.  Notwithstanding anything herein to the contrary, Seller may furnish information concerning Seller, the Acquired Assets and the Assumed Liabilities to any Person in connection with a potential Alternative Transaction pursuant to the Bidding Procedures Order, provided that such Person executes and delivers to Seller a confidentiality agreement on substantially the same terms and conditions as contained in the confidentiality agreement executed and delivered to Seller by Buyer, and negotiate, enter into and consummate an Alternative Transaction.

SECTION 11.2 Further Assurances.  At the request and the sole expense of the requesting party, Buyer or Seller, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or Seller, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement.

SECTION 11.3 Successors and Assigns.         Buyer shall have the right to assign to any Affiliate or Affiliates (each, an “Assignee”) any of its rights or obligations (including the right to acquire any of the Acquired Assets) and may require any such Assignee to pay all or a portion of the Purchase Price and/or to assume all or a portion of those Assumed Liabilities that are both described in Section 1.3 and relate to the Acquired Assets acquired by the Assignee (“Assignable Liabilities”). In the event of any assignment pursuant to this Section 11.3, Buyer shall not be relieved of any liability or obligation hereunder.

SECTION 11.4 Governing Law: Jurisdiction.  This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York (without giving effect to the principles of conflicts of laws thereof), except to the extent that the laws of such State are superseded by the Bankruptcy Code or other applicable federal law. For so long as Seller is subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court.  In particular, the Bankruptcy Court shall retain original and exclusive jurisdiction over, among other matters, any and all disputes relating to Seller’s claims for indemnification under Section 9.2.

SECTION 11.5 Expenses.  Except as otherwise provided in this Agreement, each of the parties shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated.

SECTION 11.6 Broker’s and Finder’s Fees.  Each of the parties represents and warrants that it has not engaged any broker or finder in connection with any of the transactions contemplated by this Agreement.

SECTION 11.7 Severability.  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the Execution Date and (b) the date this Agreement was last amended.

SECTION 11.8 Notices.  All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day of transmission, if sent via facsimile transmission to the facsimile number given below: (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Buyer:	Tops Markets, LLC
P.O. Box 1027
Buffalo, NY 14240-1027
Attention: Frank Curci, President, Chief Executive Officer
Telecopy No.: (716) 635-5102

With a copy to:	Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193
Attention: Dom DeChiara, Esq. and David Neier, Esq.
Telecopy No.: (212) 294-4700

With a copy to:	Morgan Stanley Private Equity
1585 Broadway, Floor 29
New York, New York 10036
Attention: Eric Fry, Gary Matthews and Eric Kanter
Telecopy No.: (201) 214-6371

If to Seller:	The Penn Traffic Company
P.O. Box 4965
Syracuse, NY 13209
Attention: Ronald F. Stengel, Chief Restructuring Officer
Telecopy No.: (315) 461-2474

With a copy to:	The Penn Traffic Company
P. O. Box 4737
Syracuse, NY 13221
Attention: Daniel Mahoney, General Counsel
Telecopy No.: (315) 461-2532
And:

Haynes and Boone, LLP
1221 Avenue of the Americas
26th Floor
New York, New York 10020-1007
Attention: Lenard Parkins, Esq. and Michael Foreman, Esq.
Telecopy No.: 212.844.9545

Any party may change its address or facsimile number for the purpose of this Section 11.8 by giving the other parties written notice of its new address in the manner set forth above.

SECTION 11.9 Interpretations.  Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a)           When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)           Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

(c)           If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)           All references in this Agreement to articles, sections or subdivisions thereof shall refer to the corresponding article, section or subdivision thereof of this Agreement unless specific reference is made to such articles, sections, or subdivisions of another document or instrument.

(e)           A reference to any agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, notated or replaced, except to the extent prohibited by this Agreement or that other agreement or document.

(f)            A reference to any Party to this Agreement or another agreement or document includes the Party’s successors and permitted assigns.

(g)           A reference to a writing includes a facsimile transmission of it and any means of reproducing of its words in a tangible and permanently visible form.

(h)           The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(i)            The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(j)            The word “or” will have the inclusive meaning represented by the phrase “and/or.”

(k)           The phrase “and/or” when used in a conjunctive phrase, shall mean any one or more of the Persons specified in or the existence or occurrence of any one or more of the events, conditions or circumstances set forth in that phrase; provided, however, that when used to describe the obligation of one or more Persons to do any act, it shall mean that the obligation is the obligation of each of the Persons but that it may be satisfied by performance by any one or more of them.

(l)            “Shall” and “will” have equal force and effect.

(m)          The Exhibits, Schedules, Annexes and other Documents to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits, Schedules and Annexes annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any matter or item disclosed on one Schedule shall not be deemed to have been disclosed on any other Schedule.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(n)           The Parties and their counsel have reviewed the provisions of this Agreement and have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(o)           All references to immediately available funds or dollar amounts contained in this Agreement shall mean United States dollars.

SECTION 11.10  C&S shall not be a third party beneficiary of this Agreement.

SECTION 11.11  Counterpart Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute but one and the same instrument. Delivery by facsimile or in a PDF transmission of a counterpart of this Agreement as executed by the party making the delivery shall constitute good and valid execution and delivery of this Agreement for all purposes.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the Execution Date.

BUYER:

TOPS MARKETS, LLC

By:	/s/ Kevin Darrington

Name:	Kevin Darrington

Title:	Chief Financial Officer

SELLER:

THE PENN TRAFFIC COMPANY,

As Debtor and Debtor-in-Possession

By:	/s/ Gregory J. Young

Name:	Gregory J. Young

Title:	President, CEO

EXHIBIT A

Certain Terms Defined.  As used in this Agreement, the following terms have the following meanings:

“363 Agreements” means, collectively (i) the Asset Purchase Agreement, dated as of December 15, 2009, between Seller and Price Chopper Operating Co., Inc., (ii) the Agency Agreement, dated as of December 22, 2009, between Seller and Hilco Merchant Resources, LLC, (iii) the Agency Agreement, dated as of December 4, 2009, between Seller and KRC Capital Services, LLC, Gordon Brothers Group, LLC, The Nassi Group, LLC, SB Capital Group, LLC and DJM Realty Services, LLC and (iv) the Agency Agreement, dated as of January 3, 2010, between Seller, Hilco Merchant Resources, LLC and Hilco Real Estate Holdings, LLC.

“Accounts Receivable” means all accounts receivable and notes receivable owed to Seller as of the Closing, including unpaid interest on any such accounts receivable and any security or collateral relating thereto.

“Acquired Assets” has the meaning set forth in Section 1.1.

“Acquired Contracts” has the meaning set forth in Section 1.1(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

“Agency Agreement” has the meaning set forth in Section 3.2(i).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means a transaction involving a sale, pursuant to a Bankruptcy Court order, of all of the Acquired Assets to a purchaser or purchasers other than Buyer.

“Applicable WARN Acts” means, collectively, the WARN Act, the NY WARN Act and comparable laws of each other applicable jurisdiction.

“Assignee” has the meaning set forth in Section 11.3.

“Assignable Liabilities” has the meaning set forth in Section 11.3.

“Assumed Liabilities” has the meaning set forth in Section 1.4

“Bankruptcy Case” has the meaning set forth in Recital A.

“Bankruptcy Code” has the meaning set forth in Recital A.

“Bankruptcy Court” has the meaning set forth in Recital A.

“Bankruptcy Rules” has the meaning set forth in Recital C.

“Bankruptcy Sale Order” has the meaning set forth in Recital D.

“Bidders” has the meaning set forth in Section 10.1(b)(i)

i

“Bidding Procedures Order” has the meaning set forth in Section 10.1(a)

“Bids” has the meaning set forth in Section 10.1(b)(i)

“Breach” means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any other Contract, or any event which with the passing of time or the giving of notice, or both, would constitute such a breach, inaccuracy or failure.

“Break-Up Fee” has the meaning set forth in Section 8.2(b)

“Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York City, New York are authorized by law or other governmental action to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer’s Deposit” has the meaning given it in Section 2.2.

“C&S” has the meaning set forth in Section 2.1.

“Cash” means all cash and cash equivalents.

“Claim” means all rights, claims, causes of action, defenses, debts, demands, damages, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto, including, without limitation, causes of action arising under chapter 5 of the Bankruptcy Code or similar state statutes.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consents” has the meaning set forth in Section 4.1(d).

“Contract” means any written contract, agreement, lease or sublease, license or sublicense, instrument, indenture, commitment or undertaking.

“Cure Amounts” has the meaning set forth in Section 1.4.

“Environmental Damages” the meaning set forth in Section 5.1(h)(2).

“Environmental Studies” has the meaning set forth in Section 5.1(h)(2).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 2.2.

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Contracts” has the meaning set forth in Section 1.2(g).

“Excluded Liabilities” has the meaning set forth in Section 1.5.

“Execution Date” has the meaning set forth in the Preamble.

“Government” means any agency, division, subdivision or governmental or regulatory authority or any adjudicatory body thereof, of the United States, or any state, county and/or or local governmental unit thereof.

“HIPAA” has the meaning set forth in Section 4.2(g).

“HIPAA Regulations” has the meaning set forth in Section 4.2(g).

“HSR Act” has the meaning set forth in Section 1.6.

“Intellectual Property” means any and all technology, know-how, patents, patent applications, trademarks, service marks, trade names, trade dress rights, internet domain names, trade secrets and copyrights; foreign equivalent or counterpart rights having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including all software, software licenses, intellectual property licenses, information technology agreements, maintenance agreements, and technology equipment.

“Interim Operating Agreement” has the meaning set forth in Section 3.2(j).

“Inventory” means all inventory located in the Supermarkets on the Closing Date.

“Knowledge of Buyer” or any other similar term or knowledge qualification means the actual knowledge of Frank Curci and Kevin Darrington, after due inquiry.

“Knowledge of Seller” or any other similar term or knowledge qualification means the actual knowledge of the individuals set forth on Schedule A after due inquiry.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien (judicial, statutory or other), conditional sale agreement, Claim or liability.

“Material Adverse Effect” means any event that has resulted in a material adverse effect on the business operations of Seller at the Supermarkets, taken as a whole (including, without limitation, the condition of the Acquired Assets or title to the Acquired Assets, in each case, taken as a whole), excluding any event relating to (i) any action taken (or omitted to be taken) as required by this Agreement or at the request of Buyer, (ii) any action taken by Seller pursuant to any order of the Bankruptcy Court entered prior to the date hereof, (iii) any matter to the extent relating to an adjustment to the Purchase Price pursuant to this Agreement, (iv) any failure by Seller to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (v) the announcement or pendency of the transactions contemplated by this Agreement, (vi) acts of war, sabotage or terrorism or natural disasters involving the United States of America that do not have a materially disproportionate effect on Seller and the Supermarkets, taken as a whole, (vii) changes (including changes of applicable law) or conditions generally affecting the industry in which Seller operates and not specifically relating to or having a materially disproportionate effect on Seller and the Supermarkets, taken as a whole, (viii) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which Seller operates which occur or become effective after the date hereof, or (ix) changes in the financial or securities markets or general economic or political conditions in the United States.

“Motion Date” means the date on which the Bidding Procedures and Sale Motion is filed with the Bankruptcy Court.

“NY WARN Act” means the New York State Worker Adjustment and Retraining Notification Act.

“Ordinary Course of Business” means that an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if that action:

(i)             is consistent in nature, scope and magnitude with the past practices of such Person, recognizing that Seller has filed the Bankruptcy Case, and is taken in the ordinary course of the normal day-to-day operations of such Person;

(ii)            does not require authorization by the board of directors or shareholders of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature, including prior approval of the Bankruptcy Court; and

(iii)           is similar in nature, scope and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person, recognizing that Seller has filed the Bankruptcy Case and may be conducting going out of business sales or otherwise liquidating its inventory (other than the Pharmacy Inventory) at the Supermarkets.

“Orders” means the Bankruptcy Sale Order and the Bidding Procedures Order.

“Owned Machinery and Equipment” has the meaning set forth in Section 1.1(a).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Government.

“Petition Date” has the meaning set forth in Recital A.

“Pharmacies” has the meaning set forth in Recital B.

“Pharmacy Inventory” means, with respect to the Pharmacies, the entire inventory of saleable legend drug products located in the Pharmacies on the Closing Date.

“Pharmacy Records” means, with respect to the Pharmacy, all prescriptions (whether it be an original, electronic, or facsimile copy and/or the hand-written record of a phoned-in prescription), along with all electronic or paper copies of prescription files, prescription and patient records and patient refill history as of the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.1.

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

“Sale Motion” has the meaning set forth in Section 10.2.

“Secured Creditors” means General Electric Capital Corporation and Kimco Capital Corp.

“Seller” has the meaning set forth in the Preamble.

“Seller Parties” has the meaning set forth in Section 9.2(b).

“Superior Bid” has the meaning set forth in Section 10.1(b)(ii).

“Supermarkets” has the meaning set forth in Recital B.

“Survival Period” has the meaning set forth in Section 9.2.

“Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).

“Taxes” means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Government, whether payable by reason of contract, assumption, transferee liability, operation of law or Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign law), which taxes shall include all income taxes, payroll and employee withholding unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workmen’s compensation, customs duties, registration, documentary, value added, alternative or add-on minimum, estimated, environmental (including taxes under section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.

“Termination Date” has the meaning set forth in Section 8.1(b)

“Total Consideration” has the meaning set forth in Section 2.1.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Agency Agreement and the Interim Operating Agreement.

“Transition Services Agreement” has the meaning set forth in Section 3.2(h).

“Transaction Taxes” has the meaning set forth in Section 6.1.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.